UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

December 14, 2006

Mitsubishi UFJ Financial Group, Inc.

Corrections to Interim Consolidated Summary Report for Fiscal Year Ending March 31, 2007

Corrections - (corrected figures underlined)

■	Interim Consolidated Summary Report - Page 1

1.	Consolidated financial data for six months ended September 30, 2006

(1)	Operating results

Notes:

Before correction

3.	Changes in accounting policy: Please refer to the footnote on next page.

After correction

3.	Changes in accounting policy: Please refer to the footnote 43 on page 26.

■	Interim Consolidated Summary Report - Page 13

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheet

	(in millions of yen)

	Increase/(Decrease) (A)-(B)
	Before correction	After correction
Total assets	65,115,647	69,115,647
Deposits	42,217,256	47,217,256

■	Interim Consolidated Summary Report - Page 27

Notes to Consolidated Statement of Operations

Before correction

4.	Gains or losses from Trading transactions, such as interest received, gain (loss) on sale and unrealized gain (loss), are presented in “Trading assets” and “Trading liabilities” on a trade date basis.

After correction

4.	Gains or losses from Trading transactions, such as interest received, gain (loss) on sale and unrealized gain (loss), are presented in “Trading profits” and “Trading losses” on a trade date basis.

■	Interim Consolidated Summary Report - Page 31

Mitsubishi UFJ Financial Group, Inc., and Consolidated Subsidiaries

2.	Application of the Equity Method

Before correction

(3)	Entities not recognized as affiliates with 20% to 50% of the votes owned by MUFG:6

After correction

(3)	Entities not recognized as affiliates with 20% to 50% of the votes owned by MUFG:15

■	Interim Consolidated Summary Report - Page 37

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Investment securities information as of March 31, 2006

2.	Marketable debt securities being held to maturity

	(in millions of yen)

	Balance Sheet amount
	Before correction	After correction
Total	39,710,569	2,808,698

■	Selected Interim Financial Information For Fiscal Year Ending March 31, 2007 - Page 17

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation Combined Financial Results

Before correction

	(in millions of yen)

	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006(A)	September 30, 2005(B)
Gross Profits
(Gross profits before credit costs for trust account)	1,165,019	1,288,043	(123,023)

Note:

Net business profits = The 2 Banks’ non-consolidated Net business profits + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses – Other consolidated entities’ provision for general allowance for loan losses – Inter-company transactions

After correction

	(in millions of yen)

	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006(A)	September 30, 2005(B)
Gross Profits	1,165,019	1,288,043	(123,023)

delete

Interim Consolidated Summary Report <under Japanese GAAP> for Fiscal Year Ending March 31, 2007

Date:	November 20, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306) (URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager - Financial Planning Division
(Phone) +81-3-5252-4160
Date of resolution of Board of Directors with respect to the interim consolidated financial statements:	November 20, 2006
Trading accounts:	Established

1. Consolidated financial data for six months ended September 30, 2006

(1) Operating results

		(in millions of yen)
		Six months ended September 30,		Fiscal year ended March 31, 2006
		2006	2005
Ordinary income		2,840,247	1,401,294	4,293,950
Change from same period in previous year		102.7%	11.4%	—
Ordinary profit		663,580	381,152	1,078,061
Change from same period in previous year		74.1%	22.8%	—
Net income		507,266	300,699	770,719
Change from same period in previous year		68.7%	75.2%	—
Net income per share (yen)		50,454.49	45,529.68	93,263.16
Net income per diluted share (yen)		49,669.82	—	89,842.27

(Reference) ex-UFJ Holdings, Inc.

				Six months ended September 30, 2005
Ordinary income				1,113,760
Ordinary profit				355,247
Net income				411,057
Net income per share (yen)				79,851.45
Net income per diluted share (yen)				57,075.34

Notes:
1. Income from investment in affiliates (Equity method):

Six months ended September 30, 2006:	(39,584) million yen
Six months ended September 30, 2005:	7,196 million yen
Fiscal year ended March 31, 2006:	15,768 million yen
<UFJ Holdings, Inc.>
Six months ended September 30, 2005:	4,474 million yen

2. Average number of shares outstanding:
	Six months ended September 30, 2006	Six months ended September 30, 2005	(shares)	<UFJ Holdings, Inc.>	(shares)
			Fiscal year ended March 31, 2006		Six months ended September 30, 2005
Common Stock	9,978,046	6,538,585	8,120,150	Common stock	5,147,781
Preferred stock-class 3	100,000	100,000	100,000	Preferred stock-class 1	3,658
Preferred stock-class 8	22,222	—	43,609	Preferred stock-class 8	200,000
Preferred stock-class 9	38,761	—	44,510	Preferred stock-class 9	150,000
Preferred stock-class 10	72,950	—	73,972	Preferred stock-class 10	150,000
Preferred stock-class 11	1	—	0,	Preferred stock-class 11	5
Preferred stock-class 12	127,772	—	90,780	Preferred stock-class 12	200,000

3.	Changes in accounting policy: Please refer to the footnote 43 on page 26.

4.	The amounts presented as of September 30, 2005 are amounts from Mitsubishi-Tokyo Financial Group, Inc.

5.	The amounts presented for fiscal year ended March 31, 2006 are consist of Mitsubishi-Tokyo Financial Group, Inc. (April to September) and Mitsubishi UFJ Financial Group, Inc. (October to March).

p1

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheet

(in millions of yen)	As of September 30, 2006 (A)	As of September 30,2005		Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (C)	Increase/ (Decrease) (A) - (C)
		ex-MTFG (B)	(Reference) ex-UFJHD
Assets:
Cash and due from banks	8,484,545	10,005,210	6,502,126	(1,520,665)	12,347,561	(3,863,016)
Call loans and bills bought	2,095,108	1,585,947	169,485	509,160	2,467,717	(372,609)
Receivables under resale agreements	3,050,745	1,232,312	9,960	1,818,433	1,077,911	1,972,834
Receivables under securities borrowing transactions	4,351,094	5,322,442	1,833,607	(971,348)	5,425,527	(1,074,433)
Commercial paper and other debt purchased	3,628,498	2,361,547	413,097	1,266,951	2,675,007	953,491
Trading assets	10,093,747	7,660,530	1,651,953	2,433,217	10,070,779	22,967
Money held in trust	384,276	348,707	54,104	35,568	410,545	(26,269)
Investment securities	47,766,403	30,476,088	21,777,026	17,290,315	48,508,977	(742,573)
Allowance for losses on investment securities	(21,718)	(1,695)	—	(20,023)	(26,663)	4,945
Loans and bills discounted	85,671,181	47,132,564	38,175,072	38,538,616	85,763,106	(91,925)
Foreign exchanges	1,367,788	728,024	673,706	639,764	1,267,808	99,980
Other assets	5,130,860	3,449,933	2,063,633	1,680,926	6,517,435	(1,386,575)
Tangible fixed assets	1,733,180	—	—	1,733,180	—	1,733,180
Intangible fixed assets	651,537	—	—	651,537	—	651,537
Premises and equipment	—	958,771	614,384	(958,771)	1,517,892	(1,517,892)
Deferred tax assets	643,968	102,615	938,183	541,352	705,140	(61,171)
Goodwill	—	—	—	—	145,250	(145,250)
Customers’ liabilities for acceptances and guarantees	10,817,389	4,878,890	4,243,156	5,938,499	9,533,542	1,283,847
Allowance for loan losses	(1,113,252)	(622,186)	(1,041,468)	(491,066)	(1,360,745)	247,493
Allowance for losses on investment securities	—	—	(3,522)	—	—	—

Total assets	184,735,352	115,619,705	78,074,507	69,115,647	187,046,793	(2,311,440)

Liabilities:
Deposits	115,602,910	68,385,654	50,315,499	47,217,256	118,988,093	(3,385,182)
Negotiable certificates of deposit	6,880,379	3,160,845	2,962,556	3,719,534	6,586,425	293,954
Call money and bills sold	2,512,651	7,838,254	6,538,366	(5,325,602)	9,428,846	(6,916,195)
Payables under repurchase agreements	7,248,841	4,480,043	1,775,302	2,768,798	4,885,491	2,363,350
Payables under securities lending transactions	5,596,344	4,965,918	910,654	630,426	4,339,568	1,256,776
Commercial paper	477,920	192,972	116,581	284,947	309,384	168,535
Trading liabilities	4,867,308	2,829,637	880,787	2,037,670	4,361,905	505,402
Borrowed money	6,284,929	1,395,051	834,231	4,889,877	2,974,031	3,310,897
Foreign exchanges	783,937	1,443,687	208,170	(659,749)	1,312,568	(528,631)
Short-term corporate bonds	764,500	698,500	149,000	66,000	490,700	273,800
Bonds and notes	6,580,221	4,306,521	2,317,026	2,273,699	6,634,559	(54,337)
Bonds with warrant	49,689	49,165	—	524	49,165	524
Due to trust accounts	1,796,608	1,410,842	1,504,004	385,766	2,429,068	(632,459)
Other liabilities	4,291,590	3,461,342	1,977,844	830,247	4,469,097	(177,507)
Reserve for employees’ bonuses	45,440	19,797	19,051	25,643	50,857	(5,416)
Reserve for directors’ bonuses	115	—	—	115	—	115
Reserve for employees’ retirement benefits	68,889	43,987	14,424	24,901	82,239	(13,349)
Reserve for losses related to land trust	—	—	1,074	—	—	—
Reserve for expenses related to EXPO 2005 Japan	—	323	—	(323)	—	—
Reserve for contingent losses	100,087	—	—	100,087	—	100,087
Reserves under special laws	2,197	1,605	433	591	2,058	138
Deferred tax liabilities	94,646	65,903	8,564	28,743	81,963	12,683
Deferred tax liabilities for land revaluation	209,667	132,309	90,269	77,357	210,875	(1,208)
Acceptances and guarantees	10,817,389	4,878,890	4,243,156	5,938,499	9,533,542	1,283,847

Total liabilities	175,076,268	109,761,255	74,866,999	65,315,013	177,220,444	(2,144,175)

Net assets:
Capital stock	1,383,052	—	—	1,383,052	—	1,383,052
Capital surplus	1,916,314	—	—	1,916,314	—	1,916,314
Retained earnings	3,781,944	—	—	3,781,944	—	3,781,944
Trasury stock	(1,000,449)	—	—	(1,000,449)	—	(1,000,449)
Total shareholders’ equity	6,080,862	—	—	6,080,862	—	6,080,862
Net unrealized gains (losses) on securities	1,592,453	—	—	1,592,453	—	1,592,453
Net deferred gains (losses) on hedging instruments	(66,887)	—	—	(66,887)	—	(66,887)
Land revaluation excess	149,193	—	—	149,193	—	149,193
Foreign currency translation adjustments	(56,378)	—	—	(56,378)	—	(56,378)
Total valuation and translation adjustments	1,618,381	—	—	1,618,381	—	1,618,381
Warrant	0	—	—	0	—	0
Minority interests	1,959,840	—	—	1,959,840	—	1,959,840

Total net assets	9,659,084	—	—	9,659,084	—	9,659,084

Total liabilities and net assets	184,735,352	—	—	184,735,352	—	184,735,352

Minority interests	—	562,368	1,519,830	(562,368)	2,098,512	(2,098,512)

Shareholder’s equity:
Capital stock	—	1,383,052	1,000,000	(1,383,052)	1,383,052	(1,383,052)
Capital surplus	—	832,990	—	(832,990)	1,915,855	(1,915,855)
Retained earnings	—	2,075,151	317,274	(2,075,151)	3,325,980	(3,325,980)
Land revaluation excess	—	150,055	99,091	(150,055)	149,534	(149,534)
Unrealized gains on securities available for sale	—	952,126	343,205	(952,126)	1,769,525	(1,769,525)
Foreign currency translation adjustments	—	(93,907)	(68,427)	93,907	(42,168)	42,168
Trasury stock	—	(3,387)	(3,465)	3,387	(773,941)	773,941

Total shareholder’s equity	—	5,296,081	1,687,677	(5,296,081)	7,727,837	(7,727,837)

Total liabilities, minority interests and shareholder’s equity	—	115,619,705	78,074,507	(115,619,705)	187,046,793	(187,046,793)

See Notes to Consolidated financial statements

p13

Notes to Consolidated Statement of Operations

1	Amounts of less than 1 million yen are rounded down.

2	Net income per share: ¥50,454.48

3	Net income per diluted share: ¥49,669.82

4	Gains or losses from Trading transactions, such as interest received, gain (loss) on sale and unrealized gain (loss), are presented in “Trading profits” and “Trading losses” on a trade date basis.

5	“Other ordinary income” includes ¥32,431 million of gains on sales of equity securities.

6	“Other ordinary expense” includes ¥67,662 million of losses on loan write-offs, ¥17,816 million of write down of equity securities.

p27

Mitsubishi UFJ Financial Group, Inc., and Consolidated Subsidiaries

Significant policies in preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 265

Principal companies

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not recognized as subsidiaries while majority of the votes owned by MUFG: 5

I.	Nichiele Corporation

(MUFG owns majority of votes through an investment subsidiary with no intent to control.)

II.	Hygeia Co., Ltd.

(An property management company on Land trust business)

III.	THCAP investment LPS

Shonan Sangakurenkei Fund investment LPS

Gunma Challenge Fund investment LPS

(MUFG’s venture capital subsidiaries are serving as unlimited partners for investment LPSs)

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 44

Principal companies

ACOM CO., LTD.	The Chukyo Bank, Ltd.

Diamond Lease Co., Ltd.	The Gifu Bank, Ltd.

Diamond Computer Service Co., Ltd.	kabu.com Securities Co., Ltd.

DC Cash One Ltd.	Mobit Co., Ltd.

BOT Lease Co., Ltd.	UFJ Central Leasing Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. is newly founded and accounted for under the equity method from this fiscal term.

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

MU Japan Fund

Affiliates not accounted for under the equity method are excluded from the scope of the equity method since our ownership share in their net income or retained earnings do not have a material impact on the consolidated financial statements. MU Japan Fund became an affiliate this fiscal term because of capital injection.

(3)	Entities not recognized as affiliates with 20% to 50% of the votes owned by MUFG: 15

Cswitch Corporation and 13 companies

(MUFG’s venture capital subsidiaries own voting stocks as investments with no intent to control.)

RYOGOKU CITY CORE Co., Ltd

(An property management company on Land trust business)

p31

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Investment securities information as of March 31, 2006

Following tables include:	Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Trading securities

(in millions of yen)
As of March 31, 2006
Balance sheet amount	Net unrealized gains (losses) recognized on fiscal year ended March 31,2006
8,824,461	(22,097)

2. Marketable debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2006
	Balance sheet amount	Market value	Net unrealized gains (losses)
				Gains	Losses
Domestic bonds	2,376,562	2,361,806	(14,756)	2,065	16,822
Government bonds	2,253,947	2,237,316	(16,630)	121	16,752
Municipal bonds	85,625	86,821	1,196	1,249	52
Corporate bonds	36,989	37,667	677	694	16
Foreign bonds	50,726	50,946	219	1,589	1,370
Other	381,409	381,388	(20)	6	26

Total	2,808,698	2,794,141	(14,556)	3,662	18,219

3. Marketable securities available for sale

	(in millions of yen)
	As of March 31, 2006
	Cost	Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses
Domestic equity securities	4,485,361	7,466,163	2,980,802	2,996,101	15,298
Domestic bonds	25,621,822	25,411,680	(210,142)	7,277	217,419
Government bonds	23,210,594	23,022,213	(188,381)	4,806	193,187
Municipal bonds	246,784	245,594	(1,189)	933	2,122
Corporate bonds	2,164,443	2,143,871	(20,571)	1,538	22,109
Foreign equity securities	67,909	159,483	91,573	92,307	734
Foreign bonds	6,458,140	6,367,170	(90,969)	15,305	106,275
Other	3,077,335	3,259,309	181,973	228,734	46,760

Total	39,710,569	42,663,806	2,953,237	3,339,726	386,488

4. Securities sold during fiscal year ended March 31, 2006

(in millions of yen)
Proceeds from sales	Total gains	Total losses
47,000,226	236,525	161,249

5. Securities stated at acquired costs

(in millions of yen)
As of March 31, 2006
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	30,765
Securities available for sale
Domestic equity securities	668,822
Domestic corporate bonds	3,445,256
Foreign equity securities	113,250
Foreign bonds	114,865

6. Maturity of bonds

	(in millions of yen)
	As of March 31, 2006
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,397,660	14,800,383	2,221,806	1,817,606
Government bonds	11,675,719	10,762,375	1,189,204	1,648,860
Municipal bonds	32,704	188,195	110,937	4,341
Corporate bonds	689,236	3,849,812	921,664	164,403
Foreign bonds	560,492	1,926,088	1,381,721	2,641,512
Other	414,192	327,219	420,875	1,128,946

Total	13,372,345	17,053,690	4,024,403	5,588,065

p37

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

Combined Financial Results

(The amounts presented as of September 30, 2005 include amounts from The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.)

	(in millions of yen)

	Six months ended		Increase/ (Decrease) (A) - (B)
	September 30, 2006(A)	September 30, 2005(B)
Gross profits	1,165,019	1,288,043	(123,023)
Net interest income	696,541	744,796	(48,255)
Trust fees	58,729	55,421	3,308
Credit costs for trust accounts (1)	(74)	(909)	835
Net fees and commissions	273,099	265,819	7,280
Net trading profits	70,883	25,606	45,276
Net other business income (expense)	65,764	196,398	(130,633)
Net gains on debt securities	(14,380)	52,623	(67,004)
General and administrative expenses	616,160	589,565	26,594
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	548,933	699,386	(150,452)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits	548,859	698,477	(149,617)
Net non-recurring gains (losses)	(63,256)	(130,400)	67,144
Credit related costs (3)	(38,893)	(60,839)	21,945
Losses on loan write-offs	(46,064)	(58,953)	12,889
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	7,170	(1,885)	9,056
Net gains (losses) on equity securities	4,777	25,240	(20,463)
Gains on sales of equity securities	25,000	48,232	(23,232)
Losses on sales of equity securities	(672)	(6,855)	6,183
Losses on write down of equity securities	(19,551)	(16,137)	(3,413)
Other	(29,139)	(94,802)	65,662

Ordinary profit (loss)	485,603	568,076	(82,473)

Net extraordinary gains (losses)	222,543	473,626	(251,083)
Gains on loans written-off (4)	74,559	55,043	19,516
Reversal of allowance for loan losses (5)	192,233	434,973	(242,740)
Losses on impairment of fixed assets	(6,246)	(9,726)	3,479
Income (loss) before income taxes and others	708,146	1,041,703	(333,556)
Income taxes-current	9,085	10,985	(1,900)
Income taxes-deferred	163,568	318,137	(154,569)

Net income (loss)	535,493	712,580	(177,086)

(Reference)

Total credit costs (1)+(2)+(3)+(5)	153,265	373,225	(219,959)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	227,825	428,269	(200,443)

17